BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

October 25, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief Karina Dorin, Staff Attorney Mark Wojciechowski, Staff Accountant Jenifer Gallagher, Staff Accountant Sandra Wall, Petroleum Engineer

Re:	BKV Corporation Amendment No. 1 to Draft Registration Statement Submitted September 16, 2022 CIK No. 0001838406

To the addressees set forth above:

This letter sets forth the responses of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 13, 2022 (the “Comment Letter”) relating to Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted on September 16, 2022 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, confidentially submitted to the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 2”) that reflects these revisions and generally updates certain information in the Registration Statement. In addition, concurrently with the delivery of this letter, we are submitting a supplemental letter providing additional information (the “Supplemental Letter”) pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended, in response to the Staff’s comments.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement

Prospectus Summary

Overview, page 1

1.	We note that you are primarily engaged in the acquisition, operation and development of natural gas and NGL properties primarily located in the Barnett Shale and Marcellus Shale, with interests in midstream assets. With a view toward revised disclosure, please revise to explain and substantiate the claim that you produce “low impact” and “sustainable energy.” Additionally, where you describe your operations as “sustainable” in your registration statement, revise to provide additional context and describe how you define “sustainable.”

Response: The Registration Statement has been revised to remove references to “low impact” and “sustainable energy” and the Company’s operations being “sustainable.” Please see pages 1, 8, 9, 11, 14, 140, 146, 148, 149, 157 and 177 of Amendment No. 2.

2.	Please define and explain how you are a “vertically integrated energy” company given your current operations.

Response: The Registration Statement has been revised to remove the phrase “vertically integrated energy” company and clarify that the Company is striving to build a vertically integrated business and has certain areas of operations that are vertically integrated. Please see pages 1, 10, 99, 140, F-9 and F-61 of Amendment No. 2.

Our Company

Our Operations

Carbon Capture, Utilization and Sequestration, page 5

3.	We note you disclose that you are targeting the development of five to ten high concentration, and potentially some low-concentration, CCUS projects in the near-term. Please expand your disclosure to discuss whether you have entered into any agreements with respect to such targets and discuss the material terms of any such agreements.

Response: The Registration Statement has been revised to clarify that the Company has not entered into any agreements with respect to any of the potential CCUS projects referenced in the Registration Statement. Please see pages 5-7, 40-41, 138, 143-145 and 167-170 of Amendment No. 2.

4.	Please revise your disclosure, including your graphic disclosure on page 6, to further balance the disclosure and explain how you intend to effect your path to net zero Scope 1 and 2 emissions by 2025 for your owned and upstream businesses. We note, for example, that you disclose on page 9 that you expect your CCUS Project with EnLink to offset your current Scope 1 and 2 annual emissions by approximately 8%.

Response: The Registration Statement has been revised as requested. Please see pages 5-9, 12-14, 40-43, 138, 143-148, 151-152, and 167-170 of Amendment No. 2.

5.	If you retain the disclosure, revise to explain your plan to offset the Scope 3 emissions impact of your owned and operated upstream businesses by the early 2030s through the expansion of your CCUS business. Please also revise to balance your disclosure here and throughout your prospectus by clarifying, if true, that your CCUS business is in the earlier stages of development.

Response: The Registration Statement has been revised as requested. Please see pages 5-8, 40, 138, 143-145 and 167-170 of Amendment No. 2.

6.	You disclose that “Although these potential projects are in different stages of the evaluation process, [you] have identified a CCUS project pipeline of nearly 30 million metric tons of CO 2 per year, which is nearly two times the size of our Scope 1, 2 and 3 emissions combined.” You further disclose on page 6 that you plan to acquire and/or build CO2 transport pipelines and infrastructure to grow your CCUS business. Please enhance your disclosure by disclosing the related plans, anticipated timing, and approximate costs of such acquisitions and/or build outs.

Response: The Registration Statement has been revised to remove the statement referring to a plan to acquire and/or build CO2 transport pipelines and infrastructure. Please see pages 10 and 149 of Amendment No. 2.

Business Strategy, page 6

7.	We note you disclose that you intend to prioritize delivering strong returns to your stockholders through your dividend policy and focus on creating stockholder value. Please balance this disclosure to clarify that the payment of dividends is subject to the discretion of your board of directors and may be volatile, describe the restrictions or limitations included in your Term Loan Credit Agreement and the Revolving Credit Agreement to pay dividends and disclose that as a result of your dividend policy, you will have limited cash available to fund acquisitions, and you will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund acquisitions. We note your disclosure on pages 68 through 70 and 121.

Response: The Registration Statement has been revised as requested. Please see pages 10 and 148 of Amendment No. 2.

Corporate Values, Management Team and Sponsor, page 10

8.	Please expand your disclosure here and elsewhere, including your risk factor disclosure, to disclose that an event of default would occur under your Term Loan Credit Agreement and the Revolving Credit Agreement if, after this offering, Banpu and its wholly-owned subsidiaries cease to own at least 51% of your equity interests, or if any such holder allows any lien to exist on your equity interests that they own. We note your disclosure on page 44.

Response: The Registration Statement has been revised as requested. Please see pages 14, 21, 49 and 154 of Amendment No. 2.

9.	With a view toward revised disclosure, please explain how your core values, including, “Deliver on Promises, Have Grit, Embrace Change, Show Courage, Solve Problems, Do Good and Be One BKV” ensure that “BKV is a force for good,” and “the future of sustainability” “in every action [you] take.”

Response: The Registration Statement has been revised to disclose the Company’s corporate values. Please see pages 1, 14, 140 and 177 of Amendment No. 2.

Implications of Being an Emerging Growth Company, page 12

10.	We note you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act. Please disclose that this election is irrevocable.

Response: The Registration Statement has been revised as requested. Please see page 16 of Amendment No. 2.

Summary Reserve, Production and Operating Data, page 22

11.	Your draft registration statement states on pages 22 and 159, “These reserve estimates do not include any value for probable or possible reserves that may exist;” however the reserve reports filed as Exhibits 99.1 to 99.18 present estimates of proved, probable and possible reserves. If your intent is to only disclose proved reserves, please obtain and file revised reserve reports which do not include probable and possible reserves. Otherwise, revise your draft registration statement accordingly.

Response: The Registration Statement has been revised to remove the sentence referenced in the Staff’s comment. Please see pages 26 and 170 of Amendment No. 2.

Estimated Proved Reserves at SEC Pricing, page 23

12.	We note the figure shown in the table “Estimated Proved Reserves at SEC Pricing” on page 23 for the Standardized Measure as of June 30, 2022 appears to be inconsistent with the comparable figure disclosed on page 159. Please revise the disclosures to resolve the inconsistency or tell us why a revision is not needed.

Response: The Registration Statement has been revised to resolve the inconsistency. Please see pages 27 and 171 of Amendment No. 2.

13.	Disclosure under this section indicates that pricing used for NGLs was based on a percentage of WTI. Explain to us the reasons for basing NGL prices on a percentage of WTI as well as the basis for the specific percentages used.

Response: The Company respectfully notes that the Mont Belvieu benchmark pricing indices utilized for U.S. NGL product pricing can be correlated to WTI crude oil pricing, because the comparison and related correlation are in the same timeframe. This is due to the relative heat content and related market value given specific end-uses for each individual stream. As a result, the oil and natural gas industry has often quoted pricing for NGL product streams as a percentage of WTI crude oil pricing. This can vary over time, given market volatility in WTI and individual NGL product pricing, and/or large price movements based on extreme structural market changes in a given time period, such as in 2020 from the global pandemic.

The portion of BKV’s North Texas assets that yields NGL production has a consistent composition and typically yields the same amount of individual NGL product streams over time. Given the composition consistency, the Company uses historical yields, associates the typical percentage of WTI pricing for each product stream, and relates back to historical WTI crude pricing in order to express BKV’s NGL production as a percentage of WTI pricing.

14.	Supplementally confirm for us that all proved undeveloped reserve quantities disclosed as of December 31, 2021 and as of June 30, 2022 are part of a development plan and drilling schedule adopted by management which will result in their conversion to proved developed within five years of initial disclosure. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.04 in our Compliance and Disclosure Interpretations (CD&Is) regarding Oil and Gas rules.

Response: The Company confirms to the Staff, and the Registration Statement has been revised to clarify, that all proved undeveloped reserve quantities disclosed as of December 31, 2021 and as of September 30, 2022 are part of a development plan and drilling schedule adopted by management indicating that such locations are scheduled to be drilled within five years. Please see pages 27-28 and 171-172 of Amendment No. 2.

15.	Revise this section to disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. Your disclosure should reconcile the overall change in proved undeveloped reserves by separately identifying and quantifying each contributing factor, including offsetting factors, accompanied by a narrative explanation so that the changes in net proved undeveloped reserves between periods are fully explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by costs, commodity prices, well performance, uneconomic proved undeveloped locations and removal of proved undeveloped locations due to changes in a previously adopted development plan and locations removed that will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves. Refer to the disclosure requirements in Item 1202(b) of Regulation S-K.

Response: The Registration Statement has been revised as requested. Please see pages 28 and 172 of Amendment No. 2.

16.	Revise the disclosure under this section to discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. See Item 1203(c) of Regulation S-K.

Response: The Company respectfully notes that the requested disclosure is included on page 172 of the Registration Statement. The Registration Statement has been revised to include the requested disclosure on page 28 of Amendment No. 2.

17.	If there are material amounts of proved undeveloped reserves as of December 31, 2021 or June 30, 2022 that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons why development will extend beyond five years. Refer to Item 1203(d) of Regulation S-K.

Response: The Company respectfully notes that it does not expect there will be material amounts of proved undeveloped reserves as of December 31, 2021 or September 30, 2022 that will not be converted to proved developed status within five years of initial disclosure as proved reserves.

18.	Your presentation under this section includes PV-10 for estimated proved developed reserves and estimated proved undeveloped reserves without corresponding presentations of the standardized measure. Revise your presentations to either include corresponding presentations of the standardized measure or to remove the presentations of PV-10. Note that this comment applies to similar presentations throughout your filing.

Response: The Registration Statement has been revised to remove the presentation of PV-10 for estimated proved developed reserves and estimated proved undeveloped reserves. Please see pages 27-29 and 171-173 of Amendment No. 2.

Estimated Proved Reserves at Ryder Scott Pricing, page 24

19.	Your draft registration statement includes disclosure of estimated proved reserves based on “Ryder Scott Pricing.” Disclosure on page 24 states “Our estimated net proved reserves based on Ryder Scott Pricing futures were otherwise prepared on the same basis as our SEC reserves for the comparable period;” however, the definition of Ryder Scott Pricing appearing in the forepart of your document and the reserve reports filed as Exhibits 99.14 to 99.18 indicate the reserves volumes were estimated based on escalated price and cost parameters assumptions. Please expand your disclosure to present the cost forecast parameters used in the “Ryder Scott Pricing” analysis and confirmation that all other items, e.g. reserve forecasts (before economic limit), starting development and operating costs, and number of proved undeveloped locations, were the same as the SEC reserves case. Refer to the disclosure requirements in Item 1202(b) of Regulation S-K. This comment also applies to the disclosure on pages 160-161.

Response: The Company acknowledges the Staff’s comment and (i) notes that the Registration Statement has been revised to remove all disclosures of Ryder Scott Pricing and the reserve reports using Ryder Scott pricing that were filed as Exhibits 99.14 to 99.18 to the Registration Statement, and (ii) and advises the Staff that it intends to include disclosure of NYMEX strip pricing and file reserve reports using NYMEX strip pricing (in lieu of “Ryder Scott Pricing”) in a subsequent amendment to the Registration Statement.

20.	The introductory language to your presentation of estimated proved reserves using Ryder Scott pricing indicates that the measure is “more reflective” of fair value and provides investors with a “more meaningful” measure of value. While the information you have provided based on alternative pricing and cost assumptions appears to provide investors with additional information, the basis for your assertions that this additional information is “more reflective” and “more meaningful” is not clear. Explain to us, in reasonable detail, the basis for these assertions, or revise your disclosure to remove them.

Response: As noted in Comment 19 above, (i) the Registration Statement has been revised to remove all disclosures and reserve reports relating to Ryder Scott Pricing and (ii) the Company intends to include disclosure of NYMEX strip pricing (and file the related reserve reports using NYMEX strip pricing) in a subsequent amendment to the Registration Statement. We acknowledge the Staff’s comment and will address the Staff’s comment with respect to NYMEX strip pricing, as applicable, in such subsequent amendment.

21.	The presentation based on Ryder Scott pricing also indicates that you “believe forward-looking pricing provides relevant and useful information because it is widely used by investors in our industry as a basis for comparing the relative size and value of our proved reserves to our peers and in particular addresses the impact of differentials compared with our peers.” Given that the presentation is based on Ryder Scott assumptions that are not standardized and may not be the same as assumptions used by your peers, explain to us your basis for the assertion that the presentation serves as a basis for comparing the relative size and value of your proved reserves to your peers.

Response: As noted in the responses to Comments 19 and 20 above, the Registration Statement has been revised to remove all Ryder Scott Pricing information and the Company intends to include NYMEX strip pricing, in lieu of thereof, in a subsequent amendment to the Registration Statement. We acknowledge the Staff’s comment and will address the Staff’s comment with respect to NYMEX strip pricing, as applicable, in such subsequent amendment.

22.	Regarding your statement that the presentation based on Ryder Scott pricing “addresses the impact of differentials compared with our peers”, explain to us in reasonable detail how the treatment of differentials under the Ryder Scott pricing scenario differs from the treatment of differentials under the presentation based on SEC requirements.

Response: As noted in the responses to Comments 19 and 20 above, the Registration Statement has been revised to remove all Ryder Scott Pricing information and the Company intends to include NYMEX strip pricing, in lieu thereof, in a subsequent amendment to the Registration Statement. We acknowledge the Staff’s comment and will address the Staff’s comment with respect to NYMEX strip pricing, as applicable, in such subsequent amendment.

Risk Factors

Risks Related to Our Upstream Business and Industry

Our firm transportation and storage agreements require us to pay demand charges for firm transportation and storage capacities..., page 30

23.	We note you disclose that you are obligated to pay a demand charge for firm transportation and storage capacity rights under your long-term firm transportation agreements, regardless of the amount of pipeline or storage capacity you utilize. Please disclose your minimum required payments required per year under these agreements.

Response: The Registration Statement has been revised as requested. Please see pages 34, 35 and 176 of Amendment No. 2.

Use of Proceeds, page 78

24.	We note you intend to use the net proceeds from this offering for capital expenditures and general corporate purposes. Please revise to more specifically identify the intended uses and quantify the amount intended to be allocated to each of the identified uses. See Item 504 of Regulation S-K.

Response: The Registration Statement has been revised as requested. Please see pages 18 and 83 of Amendment No. 2.

Dividend Policy, page 79

25.	Expand your disclosure to describe your intended dividend policy and disclose that stockholders will have no contractual or other legal right to dividends and that any payment of future dividends on your common stock will be at the discretion of our board of directors. In addition, disclose whether your dividend policy will be reflected in any written policies of the company.

Response: The Registration Statement has been revised as requested. Please see pages 10, 75 and 84 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Outlook, page 96

26.	We note you disclose that if you are unable to recover higher costs related to inflation through higher commodity prices, your current revenue stream, estimates of future reserves, impairment assessments of natural gas and oil properties, and values of properties in purchase and sale transactions would all be significantly impacted. Please expand your disclosure to specifically describe any efforts to mitigate the impact of inflation, including changes to your pricing strategy in the near-term, including how you consider customer sensitivity to price increases and impact on liquidity resulting from your floating-rate debt. In addition, discuss whether any such mitigation efforts expose you to new material risks.

Response: The Registration Statement has been revised as requested. Please see page 102 of Amendment No. 2.

Results of Operations, page 106

27.	We note you state the increase in natural gas, NGL and oil revenues for the fiscal year ended December 31, 2021, increased in part due to higher production volumes driven by the inclusion of a full year of production from your 2022 Barnett Assets. It would appear you mean to refer to the 2020 Barnett Assets which were acquired on October 1, 2020. Similarly, we note when discussing the loss on contingent consideration liabilities for the six months ended June 30, 2022, you refer to the Exxon Barnett Acquisition that occurred on June 30, 2022. However, this loss originated from the contingent consideration liability recorded in conjunction with the 2020 Barnett Assets acquisition. Please revise your discussion accordingly.

Response: The Company Registration Statement has been revised to refer to the 2020 Barnett Assets instead of the 2022 Barnett Assets. Please see pages 117-118 of Amendment No. 2. In addition, the Registration Statement has been revised to clarify that the loss on contingent consideration liabilities for the six months ended June 30, 2022 relates to the contingent consideration liabilities accruing as an earnout obligation under the terms of our purchase agreement with Devon Energy for the Devon Barnett Acquisition. Please see page 116 of Amendment No. 2.

Business

Our Operations

Natural Gas Production, page 145

28.	Please provide an explanatory paragraph describing your images on pages 146 and 147.

Response: The Registration Statement has been revised as requested. Please see pages 155 and 156 of Amendment No. 2.

Drilling, Refrac and Restimulation Activity, page 151

29.	You disclose that during each of the years ended December 31, 2021 and 2020, and the six months ended June 30, 2022, no exploratory or non-productive wells were drilled, but no disclosure was made regarding any productive or dry development wells drilled during these time periods. Please expand your filing to disclose the number of net productive and dry development wells drilled. Refer to the disclosure requirement in Item 1205(a)(2).

Response: The Registration Statement has been revised as requested. Please see page 160 of Amendment No. 2.

Gas Gathering & Processing Agreements, page 154

30.	Please disclose, if material, the quantity of natural gas required to be delivered under the MVC related to your Exxon Barnett Acquisition and your related unutilized gathering charges.

Response: The Company respectfully advises the Staff that it does not consider the quantity of natural gas required to be delivered under the MVC related to the Exxon Barnett Acquisition and the related unutilized gathering charges to be material. However, the Registration Statement has been revised to disclose that the MVC relates to less than $1.0 million per year and that the related unutilized gathering charges are immaterial. Please see page 165 of Amendment No. 2.

Environmental, Health, Safety and Climate Change Considerations, page 165

31.	We note the disclosure that your executive short-term incentive plan is tied to ESG-related initiatives, such as operational safety goals, emission reduction goals working towards net zero emissions, the development of your CCUS business and other strategies to achieve such goals. Revise to expand your disclosure here or in your Executive Compensation section to describe these ESG-related initiatives and how your executives met such goals.

Response: The Registration Statement has been revised as requested. Please see page 177 of Amendment No. 2.

Audited Consolidated Financial Statements

Supplemental Oil and Gas Disclosures (unaudited)

Natural gas, NGL and oil reserve quantities, page F-48

32.	Disclosure under this section indicates that your reserve estimates were audited by Ryder Scott. However, language on page 161 of your document appears to indicate that your reserve estimates were prepared by Ryder Scott. Separately, the reports provided by Ryder Scott and included as exhibits to your document indicate that Ryder Scott prepared your reserve estimates. Review and revise the discussion of the preparation of your reserve estimates and related controls throughout your document to include clear, concise and consistent discussion of your reserve estimation process and internal controls, including the role of your third party engineer.

Response: The Registration Statement has been revised as requested. Please see page F-49 of Amendment No. 2.

33.	Your disclosure of the changes in proved reserves does not include a narrative explanation of the significant changes that occurred during each of the periods presented. Please expand your disclosure to address the overall change for each line item in the tabular reconciliation by separately identifying and quantifying each contributing factor, including offsetting factors, so that the changes in net proved reserves between periods are fully reconciled and explained. Disclosure relating to extensions and discoveries should include the volumes added as new proved undeveloped reserves and the volumes added as proved developed during the year for wells that were not assigned proved undeveloped reserves at the beginning of the year. Disclosure relating to revisions in previous estimates should identify individual underlying factors as changes caused by costs, commodity prices, well performance, uneconomic proved undeveloped locations and removal of proved undeveloped locations due to changes in a previously adopted development plan and locations removed that will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves. Refer to the disclosure requirements in FASB ASC 932-235-50-5. This comment also applies to the disclosure of changes in proved reserves on page 91.

Response: The Registration Statement has been revised as requested. Please see pages 97, F-50 and F-51 of Amendment No. 2.

Standardized Measure of Discounted Future Net Cash Flows, page F-49

34.	Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36. Note that this comment also applies to the presentation appearing on page 92.

Response: The Registration Statement has been revised to clarify that the standardized measure includes abandonment costs. Please see page F-51 of Amendment No. 2.

35.	Provide us, as supplemental information, a schedule showing the nature and amount per year of your estimated future development costs as of December 31, 2021.

Response: We have provided the requested supplemental information in a supplemental response letter, dated the date hereof, which is being provided to the Staff by our counsel, under separate cover, pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In addition, under separate cover, our counsel has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. § 200.83.

We hereby request that this supplemental information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release as it contains competitively sensitive business information of the Company. We are also requesting that the Freedom of Information Act officer accord the supplemental information furnished in connection with this letter confidential treatment under the Securities and Exchange Commission's rules.

36.	If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise the disclosure throughout your filing to include these costs. Refer to the definition of “Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves” under Amendments to the XBRL Taxonomy, Accounting Standards Update 2010-03, Extractive Activities-Oil and Gas (Topic 932), Oil and Gas Reserve Estimation and Disclosures, January 2010.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the standardized measure for each period presented includes abandonment costs.

Barnett Assets

Supplemental Oil and Gas Information (unaudited), page F-85

37.	Disclosure under this section indicates that reserve estimates as of December 31, 2021 and 2020 were prepared by rolling back estimates prepared by Ryder Scott as of June 30, 2022 as this method was deemed to provide the best estimates based on “information available”. Please note that use of the roll back method is appropriate in situations where prior year reserve studies were not made. Confirm for us supplementally that XTO Energy Inc. and Barnett Gathering LLC, wholly-owned subsidiaries of ExxonMobil Corporation, did not prepare reserve studies for the acquired properties.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it was not provided with reserve studies for the acquired properties.

Exhibits

38.	We note that you have redacted information from portions of exhibits 2.1, 10.7 and 10.9. Please revise the exhibit index to indicate that this information has been redacted according to the procedures set forth in Item 601(b)(10)(iv) of Regulation S-K.

Response: The Registration Statement has been revised as requested. Please see pages II-4 and II-6 of Amendment No. 2.

39.	Please file your revolving credit facility with Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank as an exhibit to your registration statement or tell us why you believe you are not required to do so.

Response: The Registration Statement has been revised to file the revolving credit facilities with Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank as Exhibits 10.27 and Exhibit 10.28, respectively.

40.	The disclosures in Exhibits 99.1 to 99.18 do not appear to address all of the reserve report requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve reports to include disclosure addressing the following points:

•	The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i)).

•	The proportion of the registrant’s total reserves covered by the report (Item 1202(a)(8)(iii)).

Response: The Registration Statement has been revised to file revised reserve reports as Exhibits 99.1 to 99.13 to Amendment No. 2 and to remove the reserve reports using Ryder Scott pricing that were filed as Exhibits 99.14 to 99.18 to the Registration Statement.

41.	The disclosure in Exhibit 99.13 under the section “Terms of Usage” includes the statement that this report is for the exclusive and sole use of BKV Corp. and may not be put to other use without prior written consent. Since the referenced report is included in, and required as part of, a filing made with the United States Securities and Exchange Commission pursuant to Item 1202(a)(8) of Regulation S-K, please obtain and file a revised reserves report to remove language that limits the distribution of the report to an exclusive audience. Note that this comment also applies to Exhibits 99.14 through 99.18.

Response: The Registration Statement has been revised to file a revised reserve report as Exhibit 99.13 to Amendment No. 2 and to remove the reserve reports using Ryder Scott pricing that were filed as Exhibits 99.14 to 99.18 to the Registration Statement.

42.	We note disclosure in Exhibit 99.13 indicating that the estimates of reserves and future net revenue were prepared in accordance with the definitions and guidelines set forth in the June 2018 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). Obtain and provide a revised reserve report that removes all references to definitions and requirement other than those as identified under Item 1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200.

Response: The Registration Statement has been revised to file a revised reserve report as Exhibit 99.13 to Amendment No. 2.

43.	We note disclosure in Exhibit 99.14 indicating that the estimates of reserves and future net revenue based on forward strip pricing were prepared in accordance with the definitions and guidelines set forth in the June 2018 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). Please note Item 1202(b) of Regulation S-K permits the optional presentation of the sensitivity of reserves to different pricing and cost criteria. However, the underlying reserve volumes, excluding the changes to prices and costs, must still comply with the definitions in Rule 4- 10(a) of Regulation S-X for purposes of disclosure under Subpart 229.1200, including disclosure under Item 1202(b) of Regulation S-K. To the extent that the estimates do not meet these requirements, please obtain and file a revised reserve report and revise the disclosure throughout your filing accordingly. Alternatively, revise the disclosure in the reserves report filed Exhibit 99.3 to remove all references to definitions and requirement other than those as identified under Item 1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200. Note that this comment also applies to Exhibits 99.15 through 99.18.

Response: The Registration Statement has been revised to remove the reserve reports using Ryder Scott pricing that were filed as Exhibits 99.14 to 99.18 to the Registration Statement.

General

44.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment. The requested communications have been provided to the Staff in the Supplemental Letter.

* * *

We appreciate your attention to this matter and hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497, Preston Bernhisel of the same firm at (214) 953-6783 or Adorys Velazquez of the same firm at (212) 408-2523.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
	Name:	Christopher P. Kalnin
	Title:	Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P. Preston Bernhisel, Baker Botts L.L.P. Adorys Velazquez, Baker Botts L.L.P.